Exhibit 99.1

Kenon Holdings Reports Full Year 2019 Results and Additional Updates

12% sale of Qoros completed. Kenon received a total of $237 million, including additional reimbursement for guarantee reductions.

Singapore, April 30, 2020. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for 2019 and additional updates to its businesses.

Key Highlights

Qoros

•
In April 2020, Kenon completed the sale of half of its remaining interest in Qoros (i.e. 12%) to the majority shareholder in Qoros Automotive Co., Ltd. (“Qoros”) and received full payment of RMB1,560 million (approximately $220 million). As a result, Kenon now holds a 12% interest in Qoros, the majority shareholder holds 63% and Chery owns 25%.

•
In addition, in December 2019 and April 2020, Kenon received aggregate cash payments of $17 million from Chery in connection with reductions in Chery's guarantee obligations resulting from repayments under Qoros’ bank loans.

OPC

•	OPC Energy Ltd.’s (“OPC”) financial results for 2019:

•	OPC’s revenues in 2019 increased to $373 million, as compared to $363 million in 2018.

•	OPC’s net profit in 2019 increased to $34 million, as compared to $26 million in 2018.

•	OPC’s EBITDA[1] in 2019 increased to $105 million, as compared to $91 million in 2018.

•	In April 2020, OPC issued NIS400 million (approximately $113 million) of Series B bonds.

Discussion of Results for the Year ended December 31, 2019

Kenon’s consolidated results include the consolidated results of OPC which are described below. The results of Qoros and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

See Exhibit 99.2 of Kenon’s Form 6-K dated April 30, 2020 for summary Kenon consolidated financial information; summary OPC consolidated financial information; a reconciliation of OPC’s EBITDA (which is a non-IFRS measure) to net profit and summary operational information of each of OPC’s generation businesses.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements.

Summary Financial Information of OPC

	2019	2018
	$ millions
Revenue	373	363
Cost of sales	256	258
Finance expenses, net	26	25
Net profit	34	26
EBITDA[1]	105	91

From September 25, 2018 until November 10, 2018, OPC performed major overhaul maintenance of the OPC-Rotem power plant, during which time the operation of the power plant was paused. Such maintenance is performed once every six years. OPC’s 2018 financial results were negatively impacted by the maintenance, as OPC-Rotem had to purchase energy to meet its obligations under PPAs during this maintenance and therefore did not earn margins that it would have earned using electricity that it generates.

1 EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated April 30, 2020 for the definition of OPC’s EBITDA and a reconciliation to its net profit for the applicable period

Revenue

The table below sets forth our revenue for 2019 and 2018, broken down by category.

	For the year ended December 31,
	2019	2018
	$ millions
Revenue from energy generated by OPC and sold to private customers	261	225
Revenue from energy purchased by OPC and sold to private customers	16	39
Revenue from private customers in respect of infrastructures services	76	79
Revenue from energy sold to the System Administrator	3	4
Revenue from sale of steam	17	16
Total	373	363

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, changes in the generation component generally affect the prices paid under PPAs by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff for 2019, as published by the EA in January 2019, was NIS 0.2909 per KW hour. In 2018, the weighted-average generation component tariff was NIS 0.2816 per KW hour. OPC’s revenues from sale of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index (CPI).

Set forth below is a discussion of the changes in revenues by category between 2019 and 2018.

•
Revenue from energy generated by OPC and sold to private customers – increased by $36 million in 2019, as compared to 2018, primarily as a result of (i) a $24 million increase in revenues due to the higher availability of the OPC-Rotem power plant in 2019, (ii) a $9 million increase in revenues due to the increase in electricity prices in 2019, and (iii) a $3 million increase due to higher electricity consumption of OPC’s customers.

•
Revenue from energy purchased by OPC and sold to private customers – decreased by $23 million in 2019, as compared to 2018, primarily as a result of a $26 million decrease as a result of higher availability of the OPC-Rotem power plant in 2019, partially offset by a $3 million increase in revenue due to higher electricity consumption of OPC’s customers.

Cost of Sales (Excluding Depreciation and Amortization)

	For the year ended December 31,
	2019	2018
	$ millions
Natural gas and diesel oil consumption	138	118
Payment to IEC for infrastructure services and purchase of electricity	92	118
Natural gas transmission	9	7
Operating expenses	17	15
Total	256	258

•
Natural gas and diesel oil consumption – increased by $20 million in 2019, as compared to 2018, primarily as a result of (i) a $14 million increase in gas consumption as a result of higher availability of the OPC-Rotem power plant, (ii) a $3 million increase due to an increase in the gas price, as a result of the indexation of the gas price to the electricity tariffs, and (iii) a $3 million increase due to a one-off refund from IEC in 2018.

•
Payment to IEC for infrastructures services and purchase of electricity – decreased by $26 million in 2019, as compared to 2018, primarily as a result of (i) a $26 million decrease in purchases of electricity from IEC due to the higher availability of the OPC-Rotem power plant in 2019, partially offset by $3 million due to increase in OPC’s customers electricity consumption and increase of electricity prices, and (ii) a $7 million decrease in infrastructure services as a result of lower infrastructure tariffs in 2019, partially offset by $4 million of increase due to OPC’s customers higher electricity consumption.

Financing Expenses, net

OPC's financing expenses, net increased by approximately $1 million in 2019 as compared to 2018, primarily as a result of US Dollar – Israeli Shekel exchange rate fluctuations and indexation of OPC-Rotem facility to the CPI.

Net profit

OPC's net profit increased by $8 million to $34 million in 2019, as compared to $26 million in 2018, primarily for the reasons set out above.

EBITDA

OPC's EBITDA increased by $14 million in 2019, as compared to 2018, primarily for the reasons specified above.

Liquidity and Capital Resources

As of December 31, 2019, OPC had cash and cash equivalents and short-term deposits of $111 million, debt service reserves (out of restricted cash) of $41 million, and total outstanding consolidated indebtedness of $622 million, consisting of $45 million of short-term indebtedness, including the current portion of long-term indebtedness, and $577 million of long-term indebtedness. All of OPC’s debt is denominated in NIS.

Business Developments

Update on the Construction of the OPC-Hadera Plant

OPC-Hadera is constructing a 148 MW co-generation power plant in Israel. OPC expects that the total cost of completing the OPC-Hadera plant will be approximately NIS 1 billion (approximately $289 million).

Construction of the Hadera Power Plant has been completed and it is currently in the commissioning stage. In March 2020 OPC announced that the EPC contractor of the OPC-Hadera power plant notified OPC that, due to the quarantine procedures and limitations imposed on entry into Israel as a result of the spread of Covid-19, the EPC contractor expects a delay in the arrival of a foreign technical team required for the completion of the acceptance tests of the OPC-Hadera power plant, and as a result, expects a delay in the completion of such tests. OPC indicated in its announcement that at this stage it cannot estimate the duration of the delay, if any, in the commercial operation of the OPC-Hadera power plant which was previously estimated by OPC as occurring during Q2 2020.

Update on Tzomet Project

Tzomet Energy Ltd. (“Tzomet”) is developing an open-cycle natural gas-fired power station with capacity of approximately 396 MW in Israel. In April 2019, Tzomet was granted a conditional licence for the construction of the power plant. In February 2020, the EA notified OPC that Tzomet met the milestone for financial close. In addition, as a result of reaching financial close, the conditions for the purchase of the remaining 5% in Tzomet which OPC did not already own were met and OPC now owns 100% of Tzomet.

Series B Bonds Issuance

In April 2020, OPC issued NIS400 million (approximately $113 million) of bonds (Series B), which were listed on the Tel Aviv Stock Exchange. The bonds bear annual interest at the rate of 2.75% and are repayable every six months, commencing on September 30, 2020 (on March 31 and September 30 of every calendar year) through September 30, 2028. In addition, an unequal portion of principal is repayable every six months. The principal and interest are linked to an increase in the Israeli consumer product index of March 2020 (as published on April 15, 2020). The bonds have received a rating of A3 from Midroog and A- from S&P Global Ratings Maalot Ltd.

Qoros

Sale of 12% of Qoros

As previously reported, in January 2019, Kenon entered into an agreement to sell half (12%) of its remaining interest (24%) in Qoros to the majority shareholder in Qoros. In April 2020, Kenon completed the sale and received full payment of RMB1,560 million (approximately $220 million). As a result, Kenon currently holds a 12% interest in Qoros.

Cash Received from Chery

Kenon received aggregate cash payments of $17 million from Chery in December 2019 and April 2020 as a result of repayments on Qoros' bank loans and corresponding reductions of Chery’s obligations under its guarantees. These cash receipts are in connection with cash collateral previously provided by Kenon to reduce Kenon’s back-to-back guarantee obligations to Chery. The relevant agreements provided that Kenon is entitled to a proportionate return of this cash collateral to the extent that Chery's guarantee obligations are reduced. In addition, as a result of the completion of the sale, Kenon expects to receive the remaining RMB5 million (approximately $1 million) previously provided to Chery resulting in full reimbursement of the RMB244 million (approximately $36 million) cash collateral.

Business Updates

Car Sales

Qoros sold approximately 26,000 cars in 2019, as compared to approximately 62,000 cars in 2018. A substantial number of sales in 2018 and 2019 reflect purchases by an entity introduced by the majority shareholder in Qoros.

ZIM

Discussion of ZIM’s Results for 2019

ZIM carried approximately 2,821 thousand TEUs in 2019, representing an 3.2% decrease as compared to 2018, in which ZIM carried approximately 2,914 thousand TEUs. The average freight rate per TEU in 2019 was $1,009 per TEU, as compared to $973 per TEU in 2018. ZIM’s revenues increased by 1.6% in 2019 to approximately $3.3 billion, as compared to approximately $3.2 billion in 2018, mainly due to the increase in average freight rates, which offset the decrease in carried quantities. ZIM’s operating expenses and cost of services decreased by 6% to approximately $2.8 billion, as compared to approximately $3.0 billion in 2018, primarily as a result of (i) a $150 million decrease in bunker expense, (ii) a $73 million decrease in port expenses, (iii) an $11 million decrease in agent commissions, offset by (iv) a $42 million increase in cargo handling and (iv) a $15 million increase in slot purchase and lease expenses of vessels and containers.

Primus

In light of market conditions, Kenon's subsidiary Primus will significantly reduce its operations and is considering alternatives for utilizing its proprietary technology and its demonstration plant.

Additional Kenon Updates

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of December 31, 2019, Kenon’s cash balance was $33 million. As stated above, since January 1, 2020, Kenon has received $220 million in connection with the sale of its interest in Qoros and $6 million from Chery in connection with the reduction of certain guarantees. There is no material debt at the Kenon level.

Kenon is the beneficiary of a four-year deferred payment agreement, effective December 28, 2017, reflecting deferred consideration from the sale of its Inkia power businesses, accruing 8% interest, payable in kind (total receivable as at December 31, 2019 including principal and accrued interest is $204 million). The deferred payment is subject to tax.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on April 30, 2020, starting at 9:00 am Eastern Time. Kenon's and OPC's management teams will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following teleconferencing numbers:

Singapore:           31583851
US:                        888-407-2553
Israel:                   03-9180644
UK:                       0800-917-5108
International:      +65-31583851

At: 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time and 9:00 pm Singapore Time.

For those unable to participate, the teleconference will be available for replay on Kenon’s website at http://www.kenon-holdings.com beginning 24 hours after the call.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	OPC (70% interest) – a leading owner, developer and operator of power generation facilities in the Israeli power market;
•	Qoros (12% interest) – a China-based automotive company;
•	ZIM (32% interest) – an international shipping company; and
•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to statements about (i) with respect to OPC, statements with respect to the OPC-Hadera and Tzomet projects, including status of completion tests for OPC-Hadera and milestones and financial close for Tzomet, expected installed capacity, cost, and timing of the completion for the projects and (ii) other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to OPC, risks relating to a failure to complete the development of the OPC-Hadera and Tzomet projects on a timely basis, within the expected budget, or at all, including risks relating to the completion test for Hadera and timing thereof risks related to achieving milestones and financial close (including as a result of, among others, the Covid-19 outbreak) and other approvals required to proceed with the Tzomet project and (ii) other risks and factors, including the impact of the Covid-19 outbreak and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +44 20 7659 4186